UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2023

Apeiron Capital Investment Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41030	86-1963522
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

175 Federal Street, Suite 875

Boston, Massachusetts 02110

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (617) 279-0045

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Exchange Act of 1934 (“Exchange Act”).  ☐

Item 8.01 Other Events.

On March 8, 2023, Apeiron Capital Investment Corp. (“Apeiron”) and GIO World Health, Limited (“GIO”) issued a joint press release announcing the execution of a definitive business combination agreement, dated as of March 8, 2023 (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, Apeiron will acquire all of the issued and outstanding shares of GIO in exchange for GIO shareholders receiving shares in Apeiron, resulting in GIO becoming a subsidiary of Apeiron. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Apeiron intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF APEIRON ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Apeiron as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Apeiron with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at http://www.sec.gov.

Apeiron’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: 175 Federal Street, Suite 875, Boston, MA 02110; email: apeiron@ershares.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

Participants in the Solicitation

Apeiron, GIO and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Apeiron’s stockholders in connection with the Proposed Transaction. Apeiron’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Apeiron executive officers and directors in the solicitation by reading Apeiron’s final prospectus filed with the SEC on November 10, 2021 in connection with Apeiron’s initial public offering (“IPO”), Apeiron’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Apeiron’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or an exemption therefrom.

Forward-Looking Statements

This report contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding GIO and the Proposed Transaction and the future held by the respective management teams of Apeiron or GIO, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of GIO and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Apeiron’s public stockholders and the products and markets and expected future performance and market opportunities of GIO These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Apeiron’s securities, (ii) the risk that the Proposed Transaction may not be completed by Apeiron’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Apeiron, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the requirement that the definitive agreement related to the business combination between Apeiron and GIO (the “Business Combination Agreement”) and the transactions contemplated thereby be approved by the stockholders of Apeiron and by the stockholders of GIO, respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on GIO's business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of GIO, (viii) the outcome of any legal proceedings that may be instituted against GIO or against Apeiron related to the Business Combination Agreement or the Proposed Transaction, (ix) the ability of Apeiron’s securities to once again become listed on a national securities exchange, (x) changes in the competitive market in which GIO operates, variations in performance across competitors, changes in laws and regulations affecting GIO's business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of GIO to achieve its business and customer growth, and (xiv) the ability of GIO to enforce its current or future intellectual property, along with potential claims of infringement by GIO of the intellectual property rights of others. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Apeiron’s initial public offering prospectus filed with the SEC on November 10, 2021, Apeiron’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Apeiron with the SEC, the Registration Statement to be filed by Apeiron in connection with the Proposed Transaction and other documents filed or to be filed by Apeiron from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither GIO nor Apeiron assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither GIO nor Apeiron gives any assurance that either GIO or Apeiron, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Apeiron and GIO in connection with the transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Apeiron derived entirely from Apeiron and all information relating to the business, past performance, results of operations and financial condition of GIO derived entirely from GIO No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Apeiron or GIO, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of GIO has been derived, directly or indirectly, exclusively from GIO and has not been independently verified by Apeiron. Neither the independent auditors of Apeiron nor the independent auditors of or GIO audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release, dated March 8, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Apeiron Capital Investment Corp.

By:	/s/ Joel Shulman
Name: Joel Shulman
Title: Chief Executive Officer

Dated: March 8, 2023